Exhibit 99.1

PROXY STATEMENT 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NICE Helps Customers Operationalize Big Data

With thousands of customers in more than 150 countries, we are a global leader in software solutions that enable organizations to better operationalize Big Data.

We enable organizations, including 75 of the Fortune 100 companies, to take the next-best-action by understanding people through analytics of structured and unstructured data. Our solutions help our customers to become more operationally efficient, customer-focused, performance and revenue driven, security aware, and compliant.

2013 was another year of success marked by increased innovation and financial growth. The innovation resulted in many new products and technologies that have already achieved initial success in the market.  Financially, we reported further growth in revenues and bookings, driven by strong growth in analytics based advanced applications. Our double-digit growth in bookings led us to cross the $1 billion mark in bookings for the first time in our history.

OPERATIONALIZING BIG DATA - THE NICE ADVANTAGE

- Analytics of structured and unstructured data
- Cross channel analytics from multiple sources
- Real-Time analytics for guidance and decisioning
- Full life cycle support – with predictive and post mortem analytics
- Deep domain expertise
- Enterprise wide solutions: Cross department, cross geography

For additional information, see our 2013 20-F filing.

April 14, 2014

Dear Shareholder,

You are cordially invited to attend the 2014 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 22 Zarchin Street, Ra’annana, Israel, on Tuesday, May 27, 2014 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Barak Eilam
Chief Executive Officer

NICE-Systems Ltd.
______________________________________________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON MAY 27, 2014

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held Tuesday, May 27, 2014, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’annana, Israel, for the following purposes:

1.	To elect six (6) directors (excluding “outside directors”) to the Board of Directors of the Company;
2.	To approve the grant of options to the Company's non-executive directors;
3.	To approve our Chief Executive Officer’s compensation;
4.	To re-appoint the Company’s independent auditors and to authorize the Company’s Board of Directors to fix their remuneration; and
5.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2013.

Approval of matters 1, 2 and 4 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Approval of matter 3 will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”).

Shareholders of record at the close of business on April 22, 2014, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 22 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: April 14, 2014

2014 Annual General Meeting of Shareholders

NICE Systems Ltd.

22 Zarchin Street, Ra’annana, Israel
________________________

PROXY STATEMENT
________________________

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on April 22, 2014, in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, May 27, 2014, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 22 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of Directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on April 22, 2014 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On March 31, 2014, the Company had 68,600,037 issued Shares, out of which 59,794,743 are outstanding and 8,805,294 are treasury shares repurchased by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares		Percent of Shares Beneficially Owned (1)
Psagot Investment House Ltd.	4,225,207	(2)	7.0%
Massachusetts Financial Services Company	3,230,824	(3)	5.4%
Migdal Insurance & Financial Holdings Ltd.	3,101,146	(4)	5.2%
_____________________________________________________________________________
(1)	Based upon 59,794,743 Shares issued and outstanding on March 31, 2014.

(2)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,564,291 Shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,293,987 Shares are held by Psagot Exchange Traded Notes Ltd., 1,196,744 Shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., and 170,186 Shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 26,400 Shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above).  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 18, 2014.

(3)	This information is based upon a Schedule 13G filed by MFS with the SEC on February 10, 2014.

(4)
These securities are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financial Holdings Ltd., according to the following segmentation: 1,572,484 Shares are held by Profit participating life assurance accounts; 1,094,288 Shares are held by Provident funds and companies that manage provident funds and 235,787 Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 198,587 Shares are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G/A filed by Migdal with the SEC on February 3, 2014.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the Board of Directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the Board of Directors, aside from the two outside directors of the Company. All the nominees for election qualify as “independent directors”, as provided below. The Company’s two outside directors were elected at the 2013 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law.

The Company’s Board of Directors wishes to be comprised of a balanced combination of experienced directors who are familiar with the company’s business and practices, namely Messrs. David Kostman, Joseph Atsmon, Rimon Ben-Shaul, and three relatively new members who bring fresh perspectives to the Board and provide industry acumen and expertise, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph Cowan. In addition we have two experienced outside directors, Dan Falk and Ms. Yocheved Dvir, appointed as mandated by the Israeli Companies Law. This combination positions the board with the right mixture for addressing the next challenges the Company may face and lead it to the continuation of its success. The Company will continue in the future to enhance the capabilities of its Board, seeking new members who may bring global experience, particularly in the hi-tech arena, along with experience in the markets in which we operate.

The Company’s Board of Directors currently comprises of nine (9) directors, including two (2) outside directors. The Company’s Nominating Committee, Internal Audit Committee and Board of Directors have proposed the following six (6) nominees as the slate of directors (besides the two outside directors elected in 2013) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman (Chairman), Mr. Joseph Atsmon (Vice-Chairman), Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Leo Apotheker and Mr. Joseph Cowan. Following the Meeting our Board of Directors will be comprised of 8 directors.

The salary of our directors is consistent with the Compensation Policy. As previously approved at our 2012 annual general meeting of shareholders, each non-executive director shall be entitled to an annual fee of NIS 120,000, which amount is linked to the Israeli consumer price index from September 2012 (currently NIS 120,653, or $34,848) and to a fee per meeting of NIS 3,250, which amount is linked to the Israeli consumer price index from December 2007 (currently NIS 3,775, or $1,090). In addition, our Chairman shall be entitled to the supplemental annual fee of NIS 450,000 (currently equivalent to approximately $129,971) in accordance with resolution of the shareholders at the 2013 annual general meeting of shareholders. Additionally, each director shall be entitled to an equity grant as detailed in Item 2 below, and as previously approved at our 2012 annual general meeting of shareholders, each director of the Company is covered by the Company’s current directors and officers liability insurance policy, and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s articles of association.

None of the nominated directors have any relationship with the Company. Our Internal Audit Committee, Compensation Committee and Board of Directors determined that, all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

    David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013.  Mr. Kostman is currently Chairman of Nanoosh LLC and Chairman of Leisure Class LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and on the board of directors of several other private companies.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc.  Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

    Joseph Atsmon has served as one of our directors since September 2001 and Vice-Chairman of the Board since May 2002.  Since 2001, Mr. Atsmon has been a director of Ceragon Networks Ltd.  From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  Mr. Atsmon had a twenty-year career with Tadiran Ltd.  In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development.  Prior to that, he served as President of various military communications divisions.  Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

    Rimon Ben-Shaoul has served as one of our directors since September 2001.  Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd.  In addition, he is the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments.  Mr. Ben-Shaoul also serves as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the board of directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

    Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

    Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, since 2012. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

    Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Executive Officer of Baan Co. NV and Avantis GOB NV. He was been a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also previously served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.F.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

APPROVAL OF A GRANT OF OPTIONS TO THE COMPANY'S
NON-EXECUTIVE DIRECTORS

The Company’s Compensation Policy for Executive Officers and Directors was approved by the Company’s shareholders at the annual general meeting of shareholders held on August 27, 2013 (the “Compensation Policy”), pursuant to Amendment No. 20 to the Israeli Companies Law. The Compensation Policy authorizes equity grants to members of the Board of Directors of the Company. The proposed grant of options to our directors, as further detailed below, is consistent with the Compensation Policy.

The grant of options to directors of the Company, although granted under existing option plans, requires shareholders’ approval pursuant to the Israeli Companies Law

As an incentive for their activities and efforts as directors on behalf of the Company, and in line with the Compensation Policy and our practice in the last couple of years, the Company’s Compensation Committee and Board of Directors have approved, and resolved to recommend that our shareholders approve, an annual grant of options to our non-executive directors serving in 2014.The grant of options to our directors for 2014 is recommended to be identical in size and vesting terms to the grant of 2013, with the exception of the grant to our Chairman which has been increased to 47,500 options. With respect to our Chairman, the Compensation Committee and the Board of Directors concluded that in light of his substantial efforts, time and attention invested in managing the process of the selection of a new CEO to the Company, as well as the transition process and many expected activities in this respect, it would be appropriate to compensate our Chairman by increasing the amount of options, on a one-time basis, to 47,500. Therefore, the Board of Directors has resolved to recommend that our shareholders approve a grant of options to our directors serving as of the Meeting to purchase (i) 7,500 Shares to each of the non-executive directors (including outside directors), (ii) 15,000 Shares to the Vice-Chairman, and (iii) 47,500 Shares to the Chairman. The options will vest in four equal three-month installments over 12 months as of the date of grant, provided that such director is still a director of the Company on the applicable vesting date. Any future option grants to our directors will be brought to the Company’s shareholders for approval.

After considering the guidelines of our Compensation Policy and the required elements of the Israeli Companies Law, and based upon a comparison conducted in 2013 by a global reputable consultancy firm that was previously examined by our Compensation Committee and Board of Directors, the proposed option grant would be within the average range of other companies in our peer group. This comparison sought to determine an appropriate group of companies with size and industry characteristics comparable to ours, and examines the level and composition of equity-based director compensation in these companies.

Pursuant to a resolution of the shareholders from the 2007 annual shareholders meeting, the outside directors receive equity compensation identical to that granted to other non-executive directors of the Company from time to time.

The options will be granted on the date of the Meeting under the Company’s 2008 Share Incentive Plan (the “2008 Plan”). The exercise price per share of the options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant. The expiration date of the options is six years from the date of grant.

Out of the pool of Shares authorized for issuance under the Company’s equity based compensation plans during calendar year 2014, the Company has only granted 440,000 awards to date. As of March 31, 2014, a total of 4,779,425 options and restricted share units were outstanding under the Company’s share based compensation plans, which constitutes approximately 8% of the issued and outstanding share capital of the Company as of such date. The Company’s calculation shows that even assuming that the entire remainder of the authorized pool of equity based compensation for 2014 were to be granted, which allows for the issuance of an additional 1,663,380 awards, the total aggregate number of equity awards, including the already outstanding grants, the grants made this year and the grants proposed hereunder, on a fully diluted basis, would constitute less than 10% of our issued and outstanding share capital as of March 31, 2014.

The Board of Directors believes that this proposal is in the best interest of the Company, as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention, and expertise required by each of the directors.

In addition to the proposed equity compensation discussed above, each of the Company's directors (including outside directors) would be entitled to compensation as described above in Item 1.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of options to the non-executive directors pursuant to the terms as set forth in Item 2 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

APPROVAL OF OUR CHIEF EXECUTIVE OFFICER’S COMPENSATION

On February 4, 2014, our Board of Directors resolved and announced the appointment of Mr. Barak Eilam, currently President of NICE Americas, as the new Chief Executive Officer (or “CEO”) of the Company, to succeed Mr. Zeev Bregman, who is retiring from his positions as President and CEO of the Company.

Pursuant to the Israeli Companies Law, in general, the terms of office and employment of our Chief Executive Officer, should be consistent with the Compensation Policy and be approved by the Compensation Committee, Board of Directors and shareholders of the Company, as further detailed below.

The Company and Mr. Eilam have entered into an employment agreement reflecting his proposed compensation terms, which are subject to shareholder approval at the Meeting.

Any material amendment to the compensation terms shall be brought to shareholder approval.

Below is a summary of the proposed compensation terms of our Chief Executive Officer:

Base Salary: From April 2, 2014 Mr. Eilam will be entitled to a monthly base salary of NIS 140,000 (equivalent to approximately $40,436). The Compensation Committee and Board of Directors shall review on an annual basis the base salary, and determine whether any update is required. Any recommended change will be brought to shareholder approval.

Benefits: Mr. Eilam will be entitled to certain customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), such as, use of a car, phone, managers' insurance (which typically includes pension, severance, long-term disability, and life insurance), vacation days and sick leave, as well as other benefits consistent with our Compensation Policy. In addition, the Company will reimburse certain expenses relating to Mr. Eilam’s relocation to Israel, and pay him a one-time relocation bonus in the amount of $45,000.

Annual Cash Bonus: Mr. Eilam will be entitled to an annual cash bonus (the “CEO MBO Payment”), based on achievement of certain performance targets, which annual target amount shall be 100% of his annual base salary, and which shall comply with the provisions of the Company's Compensation Policy.

With respect to each of the years 2014-2016 our CEO MBO Payment shall be comprised of the following:

1.
80% of measureable targets. In this respect two financial measurable targets (together the “Financial Measurable Targets”), which will compare our revenues and our non GAAP operating profits in the relevant year to the corresponding results of the previous year. For 2014, the revenues growth weight shall be 50% and the non GAAP operating profits weight shall be 30%. The amounts correlated to the Financial Measurable Targets will be measured against the actual annual financial results, and the weighted average of the results may increase or decrease the CEO MBO Payment for overachievement or underachievement, respectively, as follows:

(i)
At a year over year growth rate of our revenues and of our non GAAP operating profits, as approved by the Board of Directors for that year (the "Budget"), the payment for the Measurable Targets shall be 100%.

(ii)
The increase for overachievement and decrease for underachievement shall be exponential, capped in case of overachievement for each Financial Measurable Target, at 180%, which reflects a financial result that, in the opinion of the Compensation Committee and Board of Directors, merits such payment. With respect to each of the years 2015 and 2016, the cap may be up to 200%.

(iii)
A threshold was set under which no CEO MBO Payment shall be made, which shall be 85%, calculated as a weighted average of the revenue target and the operating income set forth in our Budget. In addition, a cap was set to the total employee bonuses (including the MBO) as a portion to any incremental operational profits above our budget, which may reduce the CEO MBO Payment.

For each of the years 2015 and 2016, our Compensation Committee and Board of Directors may decide, to change the weights of each Financial Measurable Targets specified in paragraph (i) above (and selected for year 2014) or  add or replace each one of the Financial Measurable Targets specified in paragraph (i) above (and selected for year 2014), with another financial measurable target such as net revenues target or per share financial target, implementing a similar methodology as described in paragraphs (i)-(iii) above.

2.
At least two measurable or non-measurable personal performance criteria, as determined by our Compensation Committee and Board of Directors at the beginning of each year, which together shall have a 20% weight. For 2014, each of the two personal performance criteria shall have an equal weight of 10%.

3.
In any event, the aggregate amount of the CEO MBO Payment will be capped at 200% of his annual base salary. The CEO MBO Payment cap is in line with our Compensation Policy and was determined by our Compensation Committee and Board of Directors in order to present a more aggressive CEO MBO Payment plan, on both the upside and downside, and in order to increase responsibility and accountability to the performance targets.

4.	A threshold of Company's revenues and operating profits is set, under which all the CEO MBO Payment will be subject to the discretion of our Compensation Committee and Board of Directors.

Equity Based Compensation: As part of Mr. Eilam’s compensation package, Mr. Eilam shall be entitled to: (i) options to purchase 180,000 Shares at an exercise price at market value (as further detailed below) (the “Market-Value Options”); and (ii) options to purchase 60,000 Shares at an exercise price equal to the par value of a Share (the “Par-Value Options”). If approved by our shareholders, the Market-Value Options and Par-Value Options will be granted on the date of the Meeting.

The terms of the Market-Value Options and Par-Value Options (including their vesting, and other terms) shall be in accordance with the Company's 2008 Share Incentive Plan.

The exercise price of the Market-Value Options shall be equal to the average closing price of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of Mr. Eilam’s election as the Company's CEO (February 4, 2014), which is $40.31. The Par-Value Options shall have an exercise price of NIS 1.00 per share, which is the par value of each Share. The Market-Value Options shall vest over a period of four years, with 25% becoming exercisable on the first anniversary of the date of Mr. Eilam’s election to be the Company's CEO and 6.25% becoming exercisable at the end of every quarter during the subsequent three years. The Par-Value Options shall vest in four equal annual installments starting on the first anniversary of the date of Mr. Eilam’s election as CEO. The vesting of the first installment of the Par-Value Options is also subject to performance criteria, which is generally based on the improvement of the operating income per share, and will vest only if such performance criteria are met.

Upon a Corporate Transaction (as defined in the Company's 2008 Share Incentive Plan) and the termination of his employment within 12 months thereafter (“double trigger”), Mr. Eilam will be entitled to acceleration of his Market-Value options and Par-Value Options, subject to certain terms and conditions.

Our Compensation Committee and Board found the above equity grant to our CEO to be appropriate and seek our shareholders' approval thereto, as it represents a special up-front one-time grant made upon his appointment, in order to allow the buildup of the anticipated annual vested portion in the coming years.

All future equity grants to Mr. Eilam during the term of his employment as CEO shall be in amounts and under terms and conditions as shall be determined pursuant to our Compensation Policy (or if in deviation therefrom, will be subject to shareholders’ approval), and by our Compensation Committee and Board of Directors, and subject to our shareholders' approval.

Mr. Eilam will also be entitled to the rights under our directors and officers indemnification agreement and to be included in the Company’s directors and officers insurance, all in accordance with and subject to the Israeli Companies Law and the Company’s articles of association.

A termination of employment of our CEO, requires each party, to provide prior written notice of 12 (twelve) months. The Company, at its discretion, is entitled to require our CEO to continue to actually perform his duties and services in the Company for a period of at least 4 months during the prior written notice period, in order to transition to whomever the Board of Directors of the Company shall determine. In the event of termination not-for-cause the MBO Payment will be pro-rata, according to the period of actual employment.

Under his employment agreement, our CEO undertakes to maintain confidentiality, to assign intellectual property rights and to refrain from competing with and/or soliciting employees from the Company, all in accordance with customary provisions.

In making its recommendation regarding our CEO's terms of employment, our Compensation Committee and the Board of Directors considered all required factors under our Compensation Policy, such as, among others, the need to link between our CEO’s compensation and performance targets, which are aligned with our business strategy, the responsibilities and duties to be performed by our CEO, the compensation of chief executive officers of a peer-group companies in accordance with a global benchmarking prepared by a global reputable consultancy firm the compensation of our  retiring CEO, an estimation of our CEO’s expected contributions to the future growth and profitability of the Company, our CEO’s experience, education and past compensation, among other things. The proposed terms of our CEO’s compensation package are within the authorities granted under the terms of the Compensation Policy and are recommended after due consideration of all terms and conditions, including applicable guidelines, by our Compensation Committee and Board of Directors.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the compensation terms of Mr. Barak Eilam, as described above in this Item 3 and upon the terms detailed therein, be, and they hereby are, approved."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

Since it is unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy for use by our ADS holders includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3151 or yechiam.cohen@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we have filed via MAGNA, the electronic filing system of the Israel Securities Authority.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2013 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 26, 2014. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: April 14, 2014